SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No.     )

EXPEDITION LEASING, INC.

(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE PER SHARE

(Title of Class of Securities)

30212T

(CUSIP Number)

John N. Giordano, Esq., 220 South Franklin St.,

TAMPA, FLORIDA 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

DECEMBER 13, 2006*

(Date of Event Which Requires Filing of This Statement)

*	The filing person has filed this schedule pursuant to Rule 13d-1(a).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 30212T

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

Edwin McGusty
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds

PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

20,000,000
8. Shared Voting Power

0
9. Sole Dispositive Power

20,000,000
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount of Row (11)

79.3%
14.	Type of Reporting Person

IN

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.00001 par value, of Expedition Leasing, Inc., a Florida corporation (“Company”). The address of the principal executive office of the Company is 1900 Land O’ Lakes Blvd., Suite 105, Lutz, Florida 33549.

Item 2. Identity and Background.

Item 2(a).	Name: Edwin McGusty

Item 2(b).	Business Address:	4902 Eisenhower Blvd., Suite 185 Tampa, Florida 33634

Item 2(c).	Occupation: Securities broker

Edwin McGusty is employed by Midtown Partners & Co., LLC. The address of Midtown Partners & Co., LLC is 4902 Eisenhower Blvd., Suite 185, Tampa, Florida 33634.

Item 2(d).	Criminal Proceedings:

During the last five years Edwin McGusty has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e).	Civil proceedings:

During the last five years Edwin McGusty has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 2(f).	Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

PF - Personal funds of Edwin McGusty.

Item 4. Purpose of Transaction.

Edwin McGusty purchased the securities for private investment. He has no current plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

Item 5. Interest in Securities of Expedition Leasing, Inc.

(a) Edwin McGusty beneficially owns 20,000,000 common shares, representing 79.3% of the class.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

(c) No transactions in the Common Stock were effected by Edwin McGusty during the past 60 days. Mr. McGusty acquired his shares in Expedition Leasing, Inc. on May 13, 2004.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Expedition Leasing, Inc.

Edwin McGusty has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 Material to be Filed as Exhibits.

Not applicable.

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2006	/s/ Edwin McGusty
Edwin McGusty